UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 333-272136

INTELLIGENT GROUP LIMITED

Unit 2803, Level 28, Admiralty Centre,

Tower 1, 18 Harcourt Road,

Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This current report on Form 6-K is being filed to disclose that Intelligent Group Limited (the “Company”) is relying on the home country rule exemption to enact certain Corporate Actions (as described below) without delivering notice of a formal shareholder meeting or proxy statement or holding a Meeting of the shareholders authorizing the Corporate Actions.

As a company incorporated in the British Virgin Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to the Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, including Rule 5635(d) and 5640.

Ogier, the counsel to the Company as to the laws of British Virgin Islands, has provided a letter of confirmation, as required by the Nasdaq Stock Market, confirming that the governance practices adopted by the Company, in lieu of those Nasdaq corporate governance requirements where it is electing to follow local country laws and regulations (as referenced above), are compliant with the provisions of the laws of the British Virgin Islands and its amended and restated memorandum and articles of association in connection with authorizing the Corporate Actions by Written resolutions of the Board and shareholders without delivering notice of a formal shareholder meeting or proxy statement or holding a Meeting of the shareholders authorizing the Corporation Actions.

A copy of the home country rule exemption letter from the Company’s legal counsel is attached hereto as Exhibit 99.1.

Approval of Certain Corporate Actions

On November 25, 2024, pursuant to and in accordance with the provisions of British Virgin Islands laws and the currently effective memorandum and articles of association of Intelligent Group Limited (the “Company”), the Board of Directors of the Company approved certain corporate actions (the “Corporate Actions”) as described herein at a meeting of the Board of Directors (the “Meeting”). The majority shareholder of the Company, Ms. Wai Lau (the “Majority Shareholder”) further approved the Corporate Actions by written resolution of the shareholder on that same date.

At the close of business on November 25, 2024, the record date for the determination of shareholders entitled to vote on the Corporate Actions, there were 13,125,000 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. The Majority Shareholder, the holder of 9,004,500 ordinary shares of the Company, approved the Corporate Actions, representing 68.6% of the total outstanding shares of the Company).

Pursuant to the Board and shareholder resolutions, the Company adopted the following resolutions regarding the Corporate Actions:

1. The re-designation of its ordinary shares of a single class each with a par value of US$0.00001 (issued and unissued) (the “Ordinary Shares”) that (a) all the currently issued 13,125,000 Ordinary Shares be and are re-designated into Class A ordinary shares each with a par value of US$0.00001 with one (1) vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis, (b) the remaining authorized but unissued Ordinary Shares be and are re-designated into (i) 436,875,000 Class A Ordinary Shares and (ii) 50,000,000 Class B ordinary shares each with a par value of US$0.00001 with fifty (50) votes per share (the “Class B Ordinary Shares”) on a one-for-one basis and (c) such that the Company will be authorized to issue a maximum of 500,000,000 shares each with a par value of US$0.00001 divided into (i) 450,000,000 Class A Ordinary Shares and (ii) 50,000,000 Class B Ordinary Shares (the “Redesignation”);

2. Concurrently with the Re-designation, the Company and the majority shareholder approved certain amendments to the Company’s currently effective memorandum and articles of association, including (a) amending Clause 5.1 of the memorandum of association of the Company currently in effect to reflect the changes set forth in the Redesignation, and (b) amending and restating its memorandum and articles of association of the Company (the “Amended and Restated M&A”) in substitution for the Company’s currently effective memorandum and articles of association to reflect the Redesignation and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

The Redesignation and the Amended and Restated M&A took effect on November 27, 2024, when the necessary filings were completed with the Registry of Corporate Affairs of the British Virgin Islands. A copy of the Amended and Restated M&A is attached hereto as Exhibit 3.1.

On November 27, 2024, as approved by the Company’s Board of Directors and the Majority Shareholder, the Company, for good and valuable consideration, repurchased 1,500,000 shares of the Majority Shareholder’s Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares to the Majority Shareholder. As a result of this transaction, the Majority Shareholder now possesses voting power in the Company equal to 82,504,500 votes and there are 11,625,000 shares of Class A Ordinary Shares issued and outstanding in the Company.

EXHIBIT INDEX

3.1	Amended and Restated Memorandum and Articles of Association filed on November 27, 2024
99.1	Home Country Rule Exemption Letter Dated November 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2024	Intelligent Group Limited

	By:	/s/ Wai Lau
	Name:	Wai Lau
	Title:	Chief Executive Officer, Chairlady of the Board and Director

3